SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Noranda Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

655422 10 3

(CUSIP Number)

Andrew J. Beck
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2005

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655422 10 3			SCHEDULE 13D	Page 2 of 13 pages

1.	NAMES OF REPORTING PERSONS BRASCAN CORPORATION		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☑ – Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER 74,423,504 COMMON SHARES

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 74,423,504 COMMON SHARES

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,423,504 COMMON SHARES

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32% OF THE OUTSTANDING COMMON SHARES

14.	TYPE OF REPORTING PERSON* CO, HC

CUSIP No. 655422 10 3			SCHEDULE 13D	Page 3 of 13 pages

1.	NAMES OF REPORTING PERSONS PARTNERS LIMITED		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☑ – Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER 0

		8.	SHARED VOTING POWER 74,423,504 COMMON SHARES

		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 74,423,504 COMMON SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,423,504 COMMON SHARES

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32% OF THE OUTSTANDING COMMON SHARES

14.	TYPE OF REPORTING PERSON* CO, HC

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 4 of 13 pages

     This Amendment No. 3 amends the Schedule 13D originally filed with the Securities and Exchange Commission on October 7, 2003 with respect to beneficial ownership of the common shares, no par value (the “Common Shares”) of Noranda Inc. (“Noranda”), as amended by Amendment No. 1, filed with the Securities and Exchange Commission on March 14, 2005, and by Amendment No. 2, filed with the Securities and Exchange Commission on March 23, 2005. This Amendment No. 3 is being filed to report a change to the disclosure previously provided under “Item 4. Purpose of Transaction”, “Item 5: Interest in Securities of the Issuer” and “Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer”.

Item 1.  Security and Issuer.

     This statement relates to the Common Shares of Noranda, an Ontario corporation. The principal executive offices of Noranda are located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3.

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):

(i)	Brascan Corporation (“Brascan”), a corporation formed under the laws of the Province of Ontario; and

(ii)	Partners Limited (formerly EdperPartners Limited) (“Partners”), a corporation formed under the laws of the Province of Ontario that owns all of Brascan’s Class B Limited Voting Shares and approximately 3% of Brascan’s Class A Limited Voting Shares on a fully diluted basis.

(b)-(c)	Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Brascan and Partners.

(d)-(e)	During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedules I and II hereto are the citizenships of each of the directors and executive officers of each of Brascan and Partners, respectively.

Item 3.  Source and Amount of Funds or Other Consideration.

     See item 4.

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 5 of 13 pages

Item 4. Purpose of Transaction.

     On May 4, 2005, Brascan and its subsidiary Brascade (together, the “Sellers”) transferred 48,174,448 Common Shares, representing approximately 16% of the issued and outstanding Common Shares, to Noranda pursuant to the offer (the “Offer”) by Noranda to purchase up to US$1.25 billion aggregate principal amount of its Common Shares in exchange for junior preferred shares (the “Junior Preferred Shares”). The Sellers received 38,006,167 Junior Preferred Shares in exchange for 48,174,448 Common Shares. The Sellers continue to hold 74,423,504 Common Shares of Noranda, which represent approximately 32% of the outstanding Common Shares.

     On May 5, 2005, Noranda’s Common Share exchange takeover bid (the “Bid”) for all Falconbridge Limited common shares (the “Falconbridge Shares”) not owned by Noranda expired. On May 6, 2005, Noranda confirmed that 58,476,586 Falconbridge Shares were deposited under the Bid, which will be exchanged for approximately 103 million Common Shares, reducing the Sellers’ Common Share ownership in Noranda to 22% of the outstanding Common Shares. If all the remaining Falconbridge Shares not owned by Noranda are acquired by Noranda or pursuant to a second step transaction, Noranda will issue an aggregate of approximately 29 million additional Common Shares and the Sellers’ ownership of Common Shares will be reduced to 20% of the then outstanding Common Shares.

     Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of Noranda, or the disposition of securities of Noranda;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Noranda or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Noranda or any of its subsidiaries;

(d)	any change in the present board of directors or management of Noranda, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Noranda;

(f)	any other material change in Noranda’s business or corporate structure;

(g)	changes in Noranda’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Noranda by any person;

(h)	causing a class of securities of Noranda to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 6 of 13 pages

(i)	a class of equity securities of Noranda becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 74,423,504 Common Shares. Such Common Shares constitute approximately 32% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of May 5, 2005. Brascan may be deemed to have the sole power to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares. Partners may be deemed to have shared power (with Brascan) to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.

(c)	None of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has effected any transaction in the Common Shares during the past 60 days, other than as disclosed herein.

(d)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Partners is the major shareholder of Brascan.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of October 6, 2003, between Brascan Corporation and Partners Limited.*

Exhibit 2	Subscription Agreement, dated as of July 29 2003, between Brascan Corporation and Noranda Inc.*

Exhibit 3	Letter Agreement, dated July 29, 2003, between Brascan Corporation and Noranda Inc.*

Exhibit 4	Letter Agreement, dated August 11, 2003, between Brascan Corporation and Noranda Inc.*

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 7 of 13 pages

Exhibit 5	Lock Up Agreement, dated March 8, 2005, between Brascan Corporation, Brascade Corporation and Noranda Inc.*

Exhibit 6	Registration Rights Agreement, dated March 8, 2005, between Brascan Corporation, Brascade Corporation and Noranda Inc.*

Exhibit 7	Amending Agreement to the Lock Up Agreement, dated March 22, 2005, between Brascan Corporation, Brascade Corporation and Noranda Inc.*

*	Previously filed.

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 8 of 13 pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this amendment is true, complete and correct.

Dated: May 6, 2005

BRASCAN CORPORATION

By:	Alan V. Dean
	Name:	Alan V. Dean
	Title:	Senior Vice-President and Secretary

PARTNERS LIMITED

By:	Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President and Chief Executive Officer

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 9 of 13 pages

SCHEDULE I
BRASCAN CORPORATION

James J. Blanchard
Citizenship:	United States of America
Business Address:	1200 – 19th Street N.W., 6th Floor, Washington, D.C. 20036-2412
Present Principal
Occupation or Employment:	Partner
Employer:	DLA Piper Rudnick
Employer’s Business:	Law firm
Employer’s Address:	Same as Business Address

Jack L. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Group Chairman
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

William A. Dimma
Citizenship:	Canadian
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Chairman and director
Employer:	Home Capital Group Inc.
Employer’s Business:	Real estate
Employer’s Address:	Same as Business Address

Sen. J. Trevor Eyton
Citizenship:	Canada
Business Address:	44 Victoria Street, Suite #400, Toronto, Ontario M5C 1Y2
Present Principal
Occupation or Employment:	Member of the Senate of Canada
Employer:	The Senate of Canada
Employer’s Business:	Government
Employer’s Address:	Room 561-S, Centre Block, Parliament Buildings, Ottawa, Ontario K1A 0A4

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 10 of 13 pages

J. Bruce Flatt
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	President & Chief Executive Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

James K. Gray
Citizenship:	Canada
Business Address:	150 Sixth Ave. S.W., PetroCanada Centre, Suite 3370, Calgary, Alberta T2P 3Y7
Present Principal
Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Robert J. Harding
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Chairman
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

David W. Kerr
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Chairman
Employer:	Noranda Inc.
Employer’s Business:	Mining and metallurgy
Employer’s Address:	Same as Business Address

Lance Liebman
Citizenship:	United States of America
Business Address:	435 West 116th Street, New York, New York 10027-7297
Present Principal
Occupation or Employment:	Professor of law
Employer:	Columbia Law School
Employer’s Business:	Education
Employer’s Address:	Same as Business Address

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 11 of 13 pages

Philip B. Lind
Citizenship:	Canada
Business Address:	333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9
Present Principal
Occupation or Employment:	Vice-Chairman
Employer:	Rogers Communications Inc.
Employer’s Business:	Diversified communications company
Employer’s Address:	Same as Business Address

Roy MacLaren
Citizenship:	Canada
Business Address:	425 Russell Hill Road, Toronto, Ontario M5P 2S4
Present Principal
Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

G. Wallace F. McCain
Citizenship:	Canada
Business Address:	30 St. Clair Ave. W., #1500, Toronto, Ontario M4V 3A2
Present Principal
Occupation or Employment:	Chairman
Employer:	Maple Leaf Foods Inc.
Employer’s Business:	Processed Food Manufacturer
Employer’s Address:	Same as Business Address

Jack M. Mintz
Citizenship:	Canada
Business Address:	67 Yonge St., #300, Toronto, Ontario M5E 1J8
Present Principal
Occupation or Employment:	President & Chief Executive Officer
Employer:	C.D. Howe Institute
Employer’s Business:	Public policy institute
Employer’s Address:	Same as Business Address

George S. Taylor
Citizenship:	Canada
Business Address:	R.R. #3, 4675 Line 3, Saint Marys, Ontario N4X 1C6
Present Principal
Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 12 of 13 pages

Brian D. Lawson
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Chief Financial Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Jeffrey M. Blidner
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Managing Partner
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Samuel J.B. Pollock
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Managing Partner
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 13 of 13 pages

SCHEDULE II
PARTNERS LIMITED

Ian G. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4430, Toronto,Ontario M5J 2T3
Present Principal
Occupation or Employment:	President & Chief Executive Officer
Employer:	Brookfield Homes Corporation
Employer’s Business:	Residential real estate development
Employer’s Address:	Same as Business Address

Jack L. Cockwell – see Schedule I

J. Bruce Flatt – see Schedule I

Robert J. Harding – see Schedule I

David W. Kerr – see Schedule I

Brian D. Lawson – see Schedule I

George E. Myhal
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Chief Operating Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Timothy E. Price
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4420, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Group Chairman, Funds Management
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address